November 17, 2010

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intelligent Communication Enterprise Corporation
Form 10-Q for the Quarter ended June 30 2010
File No. 000-10822

Dear Mr. Spirgel:

We wish to supplement our letter of November 8, 2010, which was in response to your comment letter dated October 25, 2010.  Because the disclosure required by Item 308T(a) concerns an annual assessment of internal controls by management, additional reflection and review has prompted management to conclude that the disclosure should remain unchanged until the year-end assessment is completed.  Accordingly, set forth below is your comment, followed by our revised response.

Form 10-Q for the Quarter ended June 30 2010

Item 4T. Controls and Procedures

3.
We note your response to comment six from our letter dated September 16, 2010 and that your material weaknesses still remain as of June 30, 2010.  Please confirm that your disclosure control and procedures as of June 30, 2010 are effective, and if not, revise accordingly.  Also, revise your disclosure to discuss the specific costs and work associated with your remediation efforts and preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K, as noted on pages 15-16, especially in light of the date of this letter and your proposed language which suggests that no action has yet been taken.

Response:
In light of our reconsideration of the material weaknesses we reported in our internal controls over financial reporting, we have determined that, although we feel confident that our financial statement disclosures are complete and accurate, we believe the disclosure controls and procedures that were in place were not effective.  We have also inserted the disclosure required by Item 308T(b), which had been inadvertently omitted.

13 Spottiswoode Park Road, Singapore 088640
Telephone +65 6324 0225

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 17, 2010

  We therefore propose to file an amendment including the following disclosure:

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Quarterly Report, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.  Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of June 30, 2010, pursuant to Rule 13a-15(b) under the Exchange Act.  Based upon that evaluation, our Certifying Officers concluded that, as of June 30, 2010, our disclosure controls and procedures were not effective.

In our Annual Report on Form 10-K for the year ended December 31, 2009, we reported that we did not maintain effective control over financial reporting.  The weaknesses identified during the year ended December 31, 2009, are as follows:

(i)
Lack of independent directors for our board and audit committee.  We currently have two independent directors on our board, which is comprised of four directors.  Although there is no requirement that we have any independent directors, we intend to have a majority of independent directors as soon as we are reasonably able to do so.

(ii)
Insufficient segregation of duties in our finance and accounting functions due to limited personnel.  During the three-month period ended June 30, 2010, we had one person on staff that performed nearly all aspects of our financial reporting process, including access to the underlying accounting records and systems, the ability to post and record journal entries, and responsibility for the preparation of the financial statements.  This creates certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the Securities and Exchange Commission.  These control deficiencies could result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

Intelligent Communication Enterprise Corporation

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
November 17, 2010

(iii)
Insufficient corporate governance policies.  Although we have a code of ethics that provides broad guidelines for corporate governance, our corporate governance activities and processes are not always formally documented.  Specifically, decisions made by the board to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management.

(iv)
Accounting for technical matters.  Our current accounting personnel perform adequately in the basic accounting and recordkeeping function.  However, our operations and business practices include complex technical accounting issues that are outside the routine basic functions.  The complex areas include issuance of convertible debt (with attached warrants), beneficial conversion features issued with equity lines of credit, and accounting for software development costs.  These technical accounting issues are complex and require significant expertise to ensure that the accounting and reporting are accurate and in accordance with generally accepted accounting principles.  This is especially important for periodic interim reporting that is not subject to audit.

There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2010, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

____________________________

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Luther L. Jao
Luther L. Jao
President